UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number: 000-53445
KB Financial Group Inc.
(Translation of registrant’s name into English)
9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A     .

2010 First Half Preliminary Operating Results
On July 30, 2010, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2010. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfng.com).
The preliminary figures for the first half of fiscal year 2010 presented herein are currently being reviewed by our independent auditor and are subject to change.
     1. Operating results of KB Financial Group (consolidated)

				% Change			% Change
				Increase			Increase
				(Decrease)			(Decrease)
(Won in millions, %)		2Q 2010	1Q 2010	(Q to Q)		2Q 2009	(Y to Y)
Operating Revenue	Specified Quarter	6,888,568	7,222,445	(4.62)		6,632,347	3.86
	Cumulative	14,085,062	7,222,445	—		17,843,411	(21.06)
Operating Income	Specified Quarter	(446,713)	613,112	N/A	*	14,416	N/A *
	Cumulative	166,399	613,112	—		435,312	(61.77)
Income before Income Taxes	Specified Quarter	(458,696)	617,242	N/A	*	23,385	N/A *
	Cumulative	158,546	617,242	—		355,341	(55.38)
Net Income**	Specified Quarter	(334,950)	572,675	N/A	*	109,933	N/A *
	Cumulative	237,725	572,675	—		348,264	(31.74)

*	N/A = Not applicable

**	Represents net income for controlling company interests.

     2. Operating results of Kookmin Bank (non-consolidated)

				% Change			% Change
				Increase			Increase
				(Decrease)			(Decrease)
(Won in millions, %)		2Q 2010	1Q 2010	(Q to Q)		2Q 2009	(Y to Y)
Operating Revenue	Specified Quarter	6,362,828	6,639,312	(4.16)		6,924,092	(8.11)
	Cumulative	12,981,178	6,639,312	—		16,973,304	(23.52)
Operating Income	Specified Quarter	(452,139)	557,702	N/A	*	84,936	N/A *
	Cumulative	105,563	557,702	—		422,135	(74.99)
Income before Income Taxes	Specified Quarter	(466,818)	557,439	N/A	*	161,410	N/A *
	Cumulative	90,621	557,439	—		402,665	(77.49)
Net Income	Specified Quarter	(346,724)	520,254	N/A	*	227,701	N/A *
	Cumulative	173,530	520,254	—		386,841	(55.14)

*	N/A = Not applicable

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 30, 2010	By: /s/ Kap Shin
(Signature)
	Name:	Kap Shin
	Title:	Deputy President & CFO